Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-284538

GS Finance Corp. $315,000 Autocallable TOPIX-Linked Notes due 2027 guaranteed by The Goldman Sachs Group, Inc.

Payment at Maturity: The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the underlier. You could lose a significant portion of your investment in the notes.

Automatic Call: The notes will be automatically called on the call payment date if the closing level of the underlier is greater than or equal to the initial underlier level on the call observation date.

Interest: The notes do not bear interest.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-8.

Key Terms
Company (Issuer) / Guarantor:	GS Finance Corp. / The Goldman Sachs Group, Inc.
Aggregate face amount:	$315,000
Automatic call feature:

The notes will be automatically called if the closing level of the underlier is greater than or equal to the initial underlier level on the call observation date. In that case, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash on the call payment date equal to $1,105.

Cash settlement amount:	subject to the automatic call feature, on the stated maturity date, the company will pay, for each $1,000 face amount of the notes, an amount in cash equal to:
• if the final underlier level is greater than the initial underlier level: $1,000 + ($1,000 × the upside participation rate × the underlier return);
• if the final underlier level is greater than or equal to the buffer level but the final underlier level is equal to or less than the initial underlier level: $1,000; or
• if the final underlier level is less than the buffer level:
$1,000 + ($1,000 × the buffer rate × (the underlier return + the buffer amount))
Underlier:	TOPIX (current Bloomberg symbol: “TPX Index”)
Upside participation rate:	200%
Buffer level:	85% of the initial underlier level
Buffer amount:	15%
Buffer rate:	100%
Initial underlier level:	3,185.35, which is an intra-day level or the closing level of the underlier on the trade date
Final underlier level:	the closing level of the underlier on the determination date*
Underlier return:	(the final underlier level - the initial underlier level) ÷ the initial underlier level
Calculation agent:	Goldman Sachs & Co. LLC (“GS&Co.”)
CUSIP / ISIN:	40058Q6J3 / US40058Q6J34

* subject to adjustment as described in the accompanying general terms supplement

Our estimated value of the notes on trade date / Additional amount / Additional amount end date:

$972 per $1,000 face amount, which is less than the original issue price. The additional amount is $28 and the additional amount end date is December 24, 2025. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date Is Less Than the Original Issue Price Of Your Notes.”

Original issue price	Underwriting discount	Net proceeds to the issuer
100% of the face amount	0.8% of the face amount[1]	99.2% of the face amount

1 See "Supplemental Plan of Distribution; Conflicts of Interest" for additional information regarding the fees comprising the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 19,972 dated September 25, 2025.

Key Terms (continued)
Trade date:	September 25, 2025
Original issue date:	September 30, 2025
Determination date:	September 27, 2027*
Stated maturity date:	September 30, 2027*

Call observation date:	September 25, 2026*
Call payment date:	September 30, 2026*

* subject to adjustment as described in the accompanying general terms supplement

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

• General terms supplement no. 17,741 dated February 14, 2025
• Underlier supplement no. 46 dated September 22, 2025
• Prospectus supplement dated February 14, 2025
• Prospectus dated February 14, 2025

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this pricing supplement and the accompanying documents listed above. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement and the accompanying documents listed above are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying documents listed above is current only as of the respective dates of such documents.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and merely are intended to illustrate (i) the impact that the various hypothetical closing levels of the underlier on the call observation date could have on the amount payable, if any, on the call payment date and (ii) the impact that the various hypothetical closing levels of the underlier on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant and are not intended to predict the closing levels of the underlier.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the call payment date or the stated maturity date. If you sell your notes in a secondary market prior to the call payment date or the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	200%
Buffer level	85% of the initial underlier level
Buffer amount	15%
Buffer rate	100%

The notes are not automatically called, unless otherwise indicated below
Neither a market disruption event nor a non-trading day occurs on the originally scheduled call observation date or the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the call payment date or the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, the actual underlier level on the call observation date or the determination date, as well as the amount payable on the call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical Amount in Cash Payable on the Call Payment Date

The example below shows the hypothetical amount that we would pay on the call payment date with respect to each $1,000 face amount of the notes if the hypothetical closing level of the underlier was greater than or equal to the initial underlier level on the call observation date.

Your notes are automatically called on the call observation date. If, for example, the closing level of the underlier was determined to be 120% of the initial underlier level, your notes would be automatically called and the amount in cash that we would deliver for your notes on the call payment date would be 110.5% of the face amount of your notes or $1,105.00 for each $1,000 of the face amount of your notes.

Hypothetical Payment at Maturity

If the notes are not automatically called on the call observation date, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	300.000%
175.000%	250.000%
150.000%	200.000%
125.000%	150.000%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
64.000%	79.000%
43.000%	58.000%
21.000%	36.000%
0.000%	15.000%

As shown in the table above, if the notes have not been automatically called on the call observation date:
•
If the final underlier level were determined to be 21.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 36.000% of the face amount of your notes.

○
As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 64.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as percentages of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as percentages of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks summarized below. These risks, as well as other risks and considerations, are explained in more detail in the accompanying documents listed above under “About Your Prospectus”. You should carefully review these risks and considerations as well as the terms of the notes described herein and in such accompanying documents. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks (i.e., the stocks comprising the underlier to which your notes are linked). You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. After the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount set forth on the cover of this pricing supplement) will decline to zero on a straight line basis over the period from the date hereof through the additional amount end date set forth on the cover of this pricing supplement. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” in the accompanying general terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Investors are dependent on our ability and the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes. Therefore, investors are subject to the credit risk, and to changes in the market’s view of the creditworthiness, of the issuer and the guarantor. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” in the accompanying prospectus.

You May Lose a Substantial Portion of Your Investment

Assuming your notes are not automatically called, if the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the buffer rate times (ii) the sum of the underlier return plus the buffer amount times (iii) $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the call payment date or the stated maturity date, as the case may be, may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. The overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount You Will Receive on the Call Payment Date Will Be Capped

Even if the closing level of the underlier on the call observation date exceeds the initial underlier level, causing the notes to be automatically called on such day, you will not benefit from the increases in the closing level of the underlier above the initial underlier level on the call observation date. If your notes are automatically called on the call observation date, the payment you will receive for each $1,000 face amount of your notes on the call payment date is capped.

Your Notes Are Subject to Automatic Redemption

We will automatically call and redeem all, but not part, of your notes on the call payment date if, as measured on the call observation date, the closing level of the underlier is greater than or equal to the initial underlier level. Therefore, the term for your notes may be significantly reduced. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described herein will be rebated or reduced.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any rights to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Payments on your notes will be made in cash and you will have no right to receive delivery of any underlier stocks.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

• the level of the underlier;
• the volatility — i.e., the frequency and magnitude of changes — in the closing level of the underlier;
• the dividend rates of the underlier stocks;
•
economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier;

• interest rates and yield rates in the market;
• the time remaining until your notes mature; and
•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlier based on its historical performance.

Additional Risks Related to the Underlier
An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The value of your notes is linked to an underlier that is comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks, including with respect to liquidity and volatility. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets.

Risks Related to Tax
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion of income in respect of your notes.

Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE UNDERLIER

TOPIX is a free-float-adjusted market capitalization weighted index of domestic common stocks selected from the prime market, standard market and growth market of Tokyo Stock Exchange (TSE) covering an extensive portion of the Japanese stock market. Prior to April 4, 2022, TOPIX was comprised of all domestic common stocks listed on the First Section of the TSE. The revisions to TOPIX were carried out in stages from October 2022 to January 2025.

For more details about the TOPIX, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — TOPIX” in the accompanying underlier supplement.

TOPIX Value and TOPIX Marks are subject to the proprietary rights owned by JPXI and JPXI owns all rights and know-how relating to TOPIX such as calculation, publication and use of TOPIX Value and relating to TOPIX Marks. JPXI shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of TOPIX Value or to change TOPIX Marks or cease the use thereof. JPXI makes no warranty or representation whatsoever, either as to the results stemmed from the use of TOPIX Value and TOPIX Marks or as to the figure at which TOPIX Value stands on any particular day. JPXI gives no assurance regarding accuracy or completeness of TOPIX Value and data contained therein. Further, JPXI shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of TOPIX Value. No notes are in any way sponsored, endorsed or promoted by JPXI JPXI shall not bear any obligation to give an explanation of the notes or an advice on investments to any purchaser of the notes or to the public. JPXI neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the notes, for calculation of TOPIX Value. Including but not limited to the foregoing, JPXI shall not be responsible for any damage resulting from the issue and sale of the notes.

Historical Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.

Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes. You should not take the historical levels of the underlier as an indication of the future performance of the underlier.

The graph below shows the daily historical closing levels of the underlier from January 6, 2020 through September 25, 2025. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of TOPIX

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

No statutory, judicial or administrative authority directly addresses how your notes should be characterized and treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. You will be obligated pursuant to the terms of the notes - in the absence of a change in law, an administrative determination or a judicial ruling to the contrary - to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying general terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange, redemption or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Notwithstanding the foregoing, since the appropriate U.S. federal income tax characterization and treatment of your notes are uncertain, it is possible that the Internal Revenue Service could assert a different characterization and treatment than that described immediately above. In this case, the timing and character of income, gain or loss recognized with respect to your notes could substantially differ from that described above.

In addition, we have determined that, as of the issue date of the notes, the notes will not be subject to dividend equivalent withholding under section 871(m) of the Internal Revenue Code (the “871 withholding rules”). In certain circumstances, however, it is possible for non-United States holders to be liable for tax under the 871 withholding rules with respect to a combination of transactions entered into in connection with each other even when no withholding is required. Non-United States holders should consult their tax advisors concerning the potential application of the 871 withholding rules to an investment in the notes.

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST
See “Supplemental Plan of Distribution” in the accompanying general terms supplement and “Plan of Distribution — Conflicts of Interest” in the accompanying prospectus.

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. GS&Co. will pay a fee of 0.8% of the face amount to an affiliate of the dealer in connection with certain services provided directly by such affiliate to the dealer. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on the original issue date set forth on the cover page of this pricing supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 27, 2025, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 27, 2025.